UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)*

                          FIREPLACE MANUFACTURERS, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   318216-10-8
                                 (CUSIP Number)

                            Desa International, Inc.
                                  P.O. Box 9004
                          Bowling Green, KY 42102-9004
                                 (502) 781-9600
            Attn.: E.G. Patrick, Vice President Finance and Treasurer
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 13, 1998
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


CUSIP No. 318216-10-8                                        Page 2 of 15 Pages


1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Desa International, Inc. 22-2940760
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                       (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WC
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|

           Not Applicable
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       - 0 -
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8          SHARED VOTING POWER

                                       1,922,075
                            9          SOLE DISPOSITIVE POWER

                                       - 0 -
                            10         SHARED DISPOSITIVE POWER

                                       1,922,075
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,922,075
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                         |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           57.8%
14         TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A


CUSIP No. 318216-10-8                                       Page 3 of 15 Pages


1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Desa Holdings Corporation   61-1251518
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                      (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WC
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|

           Not Applicable
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       - 0 -
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                           8           SHARED VOTING POWER

                                       1,922,075
                           9           SOLE DISPOSITIVE POWER

                                       - 0 -
                           10          SHARED DISPOSITIVE POWER

                                       1,922,075
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,922,075
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                        |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           57.8%
14         TYPE OF REPORTING PERSON*

           CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A


CUSIP No. 318216-10-8                                     Page 4 of 15 Pages



1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           J.W. Childs Equity Partners, L.P.
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WC
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|

           Not Applicable
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       - 0 -
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8          SHARED VOTING POWER

                                       1,922,075
                            9          SOLE DISPOSITIVE POWER

                                       - 0 -
                            10         SHARED DISPOSITIVE POWER

                                       1,922,075
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,922,075
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                         |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           57.8%
14         TYPE OF REPORTING PERSON*

           PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A


CUSIP No. 318216-10-8                                        Page 5 of 15 Pages



1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           J.W. Childs Advisors, L.P.**
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WC
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|

           Not Applicable
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       - 0 -
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8          SHARED VOTING POWER

                                       1,922,075
                            9          SOLE DISPOSITIVE POWER

                                       - 0 -
                            10         SHARED DISPOSITIVE POWER

                                       1,922,075
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,922,075
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                        |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           57.8%
14         TYPE OF REPORTING PERSON*

           PN

** The reporting person expressly disclaims beneficial ownership with respect to any shares covered by this statement.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A


CUSIP No. 318216-10-8                                        Page 6 of 15 Pages



1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           J.W. Childs Associates, L.P.**
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                       (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WC
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|

           Not Applicable
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       - 0 -
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8          SHARED VOTING POWER

                                       1,922,075
                            9          SOLE DISPOSITIVE POWER

                                       - 0 -
                            10         SHARED DISPOSITIVE POWER

                                       1,922,075
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,922,075
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                        |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           57.8%
14         TYPE OF REPORTING PERSON*

           PN

** The reporting person expressly disclaims beneficial ownership with respect to any shares covered by this statement.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A


CUSIP No. 318216-10-8                                       Page 7 of 15 Pages


1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           J.W. Childs Associates, Inc.**
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WC
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|

           Not Applicable
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       - 0 -
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8          SHARED VOTING POWER

                                       1,922,075
                            9          SOLE DISPOSITIVE POWER

                                       - 0 -
                            10         SHARED DISPOSITIVE POWER

                                       1,922,075
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,922,075
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                         |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           57.8%
14         TYPE OF REPORTING PERSON*

           CO

** The reporting person expressly disclaims beneficial ownership with respect to any shares covered by this statement.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A


CUSIP No. 318216-10-8                                        Page 8 of 15 Pages


Item 1.  Security and issuer.

         This Amendment No. 3 to Schedule 13D (this "Amendment") relates to shares of common stock, $.01 par value per share (the "Common Stock"), of Fireplace Manufacturers, Inc., a California corporation ("FMI" or the "Issuer"). The address of the principal executive offices of FMI is 2701 South Harbor Boulevard, Santa Ana, CA 92704.

         This Amendment amends the reporting persons' Schedule 13D which was filed on November 14, 1995, as amended on October 31, 1996 and March 30, 1998.

Item 2.  Identity and background.

         The persons filing this Amendment are Desa Holdings Corporation, a Delaware corporation ("Desa Holdings"), Desa International, Inc., a Delaware corporation ("Desa International"), J.W. Childs Equity Partners, L.P., a Delaware limited partnership ("Childs"), J.W. Childs Advisors, L.P., a Delaware limited partnership ("Advisors"), J.W. Childs Associates, L.P. ("Associates,
L.P.") and J.W. Childs Associates, Inc., a Delaware corporation ("Associates, Inc.," and collectively with Desa Holdings, Desa International, Advisors and Associates, L.P., the "Reporting Persons").

         Desa International is a wholly-owned subsidiary of Desa Holdings and is primarily engaged in the manufacture of consumer products. Desa Holdings is engaged primarily in holding all of the issued and outstanding shares of common stock of Desa International. The business address of Desa Holdings and Desa
International is 2701 Industrial Drive, P.O. Box 90004, Bowling Green, KY 47102-9004.

         The name, business address and present principal occupation of each director and executive officer of Desa Holdings and Desa International is set forth in Schedule I hereto and is hereby incorporated by this reference.

         As the result of a recapitalization of Desa Holdings on November 26, 1997, Childs became the principal stockholder of Desa Holdings, and accordingly Childs may be deemed to be a beneficial holder of securities of which Desa Holdings is the beneficial owner. Childs is a limited partnership of which the sole general partner is Advisors, a limited partnership of which the sole general partner is Associates, L.P., a limited partnership of which the sole general partner is Associates, Inc. Childs is a private investment firm based in Boston, Massachusetts that is primarily engaged in leveraged acquisitions, recapitalization and other principal investing activities. John W. Childs is the sole stockholder of Associates, Inc.

         The principal business address of each of Childs, Advisors, Associates, L.P., Associates, Inc. and Mr. Childs is One Federal Street, Boston, MA 02110.

                                 SCHEDULE 13D/A


CUSIP No. 318216-10-8                                        Page 9 of 15 Pages


         None of the Reporting Persons, nor, to the best of each Reporting Person's knowledge, any of the executive officers or directors of such persons, have, during the past five (5) years, (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree of final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and amount of funds or other consideration.

         The option to purchase Common Stock described in Item 4 below was granted in consideration of the execution of the Merger Agreement, also described in Item 4 below.

Item 4.  Purpose of transaction.

         On May 13, 1998 Desa International, FMI Acquisition, Inc., a wholly owned subsidiary of Desa International (the "Merger Sub"), and FMI entered into a definitive Agreement and Plan of Reorganization (the "Merger Agreement"). A copy of the Merger Agreement is attached hereto as Exhibit 1. Pursuant to the Merger Agreement either (i) Merger Sub will be merged with and into FMI, with FMI continuing as the surviving corporation and a wholly owned subsidiary of Desa International, or (ii) FMI will be merged with and into Desa International, with Desa International continuing as the surviving corporation (in either case, the "Merger"). The consummation of the Merger is subject to the terms and conditions contained in the Merger Agreement, including approval by FMI shareholders and all required regulatory approvals. At the Effective Time (as defined in the Merger Agreement), FMI Shareholders are to receive an aggregate of $23,750,000, or $7.14 per share of Common Stock based on 3,326,775 shares of Common Stock outstanding (other that those held by Desa International, Merger Sub or any FMI subsidiary). Such per share price is subject to downward adjustment under certain limited circumstances.

         In connection with the execution of the Merger Agreement, Desa International, Merger Sub and certain FMI shareholders entered into a Voting and Option Agreement, dated May 13, 1998 (the "Voting and Option Agreement"). A copy of the Voting and Option Agreement is attached hereto as Exhibit 2. Pursuant to the Voting and Option Agreement, the FMI shareholder parties thereto have agreed to vote their shares of Common Stock in favor of the Merger and against any competing transaction. In addition, the Voting and Option Agreement contains an option for Desa International to purchase, under certain conditions, 1,657,775 shares of Common Stock on the same per share price terms as stated in the Merger Agreement. Desa International previously reported its beneficial ownership of these shares pursuant to the terms of an option to purchase contained in a Letter of Intent, dated March 20, 1998, as amended, which has been superceeded by the Voting and Option Agreement.

         Except as set forth in this Item 4, none of the Reporting Persons nor, to the best of each Reporting Person's knowledge, none of the executive officers or directors of such Reporting

                                 SCHEDULE 13D/A


CUSIP No. 318216-10-8                                       Page 10 of 15 Pages

Persons, as applicable, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in securities of the issuer.

         (a) As of the close of business on May 13, 1998, the Reporting Persons may be deemed to beneficially own in the aggregate 1,922,075 shares of Common Stock, representing approximately 57.8% of the outstanding shares of Common Stock, based upon information contained in the most recently available filings of the Issuer.

         Childs is the record holder of a majority of the outstanding shares of the common stock, $0.01 par value, of Desa Holdings. In addition, pursuant to a stockholders agreement among the stockholders of Desa Holdings, Childs effectively has the right to designate a majority of the total number of directors of Desa Holdings.

         Associates, Inc. is the sole general partner of Associates, L.P., and therefore may be deemed to control Associates, L.P. and indirectly, through Associates, L.P., Advisors, Childs and Desa Holdings, control Desa International. Based upon the foregoing relationships and stock ownership and pursuant to the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Childs, Advisors, Associates, L.P. and Associates, Inc. each may be deemed to have indirect shared voting and dispositive power with respect to 1,922,075 shares of Common Stock, representing approximately 57.8% of the outstanding shares of Common Stock, owned of record by Desa International. The reporting persons each expressly disclaim the existence of any group; and Advisors, Associates, L.P. and Associates, Inc. each expressly disclaim beneficial ownership of any shares of Common Stock covered by this statement.

         (b) The responses of the Reporting Persons set forth above in items 7 through 11 of the cover pages of this Schedule 13D which relate to shares of Common Stock beneficially owned by the Reporting Persons are incorporated herein by reference.

         To the knowledge of the Reporting Persons, and except as otherwise disclosed in this Amendment, none of the executive officers or directors of the Reporting Persons is the beneficial owner of any shares of Common Stock, and no transaction in the common Stock has been effected by such individual during the past sixty (60) days.


Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the issuer.

         The  Voting  and  Option   Agreement   contains   an  option  for  Desa
International to purchase, under certain conditions, 1,657,775 shares of Common Stock on the same per share price terms as stated in the Merger Agreement.

                                 SCHEDULE 13D/A


CUSIP No. 318216-10-8                                     Page 11 of 15 Pages

Item 7.  Material to be filed as exhibits.

         Exhibit No.                                 Description

             99.1 Agreement and Plan of Reorganization, dated May 13, 1998, by and among Desa International, FMI Acquisition, Inc., FMI and the signatory parties thereto.

             99.2 Voting and Option Agreement, dated May 13, 1998, by and among Desa International, FMI Acquisition, Inc. and the signatory parties thereto.

             99.3 Joint Filing Agreement, dated March 27, 1998, by and among Desa International, Desa Holdings, Childs, Advisors, Associates L.P. and Associates, Inc., incorporated by reference to Exhibit 2 of the Reporting Persons' Schedule 13D/A, dated March 30, 1998, regarding FMI Shares.

                                 SCHEDULE 13D/A


CUSIP No. 318216-10-8                                     Page 12 of 15 Pages


SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 5, 1998           DESA HOLDINGS CORPORATION

                                By: /s/ Robert H. Elman
                                      Name: Robert H. Elman
                                      Title: Chief Executive Officer


                                DESA INTERNATIONAL, INC.

                                By: /s/ Robert H. Elman
                                      Name: Robert H. Elman
                                      Title: Chief Executive Officer


                                J.W. CHILDS EQUITY PARTNERS, L.P.

                                By:  J.W. CHILDS ADVISORS, L.P.
                                     its general partner

                                     By:  J.W. CHILDS ASSOCIATES, L.P.
                                          its general partner

                                          By: J.W. CHILDS ASSOCIATES INC.
                                              its general partner

                                              By: /s/ Adam L. Suttin
                                                 Name: Adam L. Suttin
                                                 Title: Vice President


                                J.W. CHILDS ADVISORS, L.P.

                                By:  J.W. CHILDS ASSOCIATES, L.P.
                                     its general partner

                                 SCHEDULE 13D/A


CUSIP No. 318216-10-8                                     Page 13 of 15 Pages

                                     By: J.W. CHILDS ASSOCIATES INC.
                                         its general partner

                                         By: /s/ Adam L. Suttin
                                            Name: Adam L. Suttin
                                            Title: Vice President

                                J.W. CHILDS ASSOCIATES, L.P.

                                By:  J.W. CHILDS ASSOCIATES INC.
                                     its general partner

                                     By: /s/ Adam L. Suttin
                                        Name: Adam L. Suttin
                                        Title: Vice President


                                J.W. CHILDS ASSOCIATES INC.

                                By: /s/ Adam L. Suttin
                                      Name: Adam L. Suttin
                                      Title: Vice President

                                 SCHEDULE 13D/A


CUSIP No. 318216-10-8                                        Page 14 of 15 Pages

                                   SCHEDULE 1

                        DIRECTORS AND EXECUTIVE OFFICERS

         The following sets forth, as to each of the executive officers and directors of the Reporting Persons, his or her name, business address, and present principal occupation or employment and the name and address of any corporation or other organization in which such employment is conducted.

1. Executive Officers of Desa Holdings Corporation and Desa International, Inc.

         The following are the executive officers of Desa Holdings Corporation and Desa International, Inc. Each of the named persons serves in the office set forth opposite his name for both companies. The business address for each of the following persons is Desa International, Inc., P.O. Box 90004, 2701 Industrial Drive, Bowling Green, KY 42102-9004. Each of the following persons is a citizen of the United States of America.

         Robert H. Elman            Chairman, Chief Executive Officer
         Terry G. Scariot           President, Chief Operating Officer
         John M. Kelly              Executive Vice President
         Edward G. Patrick          Vice President Finance & Treasurer

2.       Directors of Desa Holdings Corporation and Desa International, Inc.

         The following are the directors of Desa Holdings Corporation and Desa International, Inc. Each of the named persons serves as a director of both companies. Each of the following persons is a citizen of the United States of America.

                  Robert H. Elman
                  Desa International, Inc.
                  P.O. Box 90004
                  2701 Industrial Drive
                  Bowling Green, KY  42102-9004
                  Principal Employment:  Desa Holdings Corporation
                       and Desa International, Inc.


                  Terry G. Scariot
                  Desa International, Inc.
                  P.O. Box 90004
                  2701 Industrial Drive
                  Bowling Green, KY  42102-9004
                  Principal Employment:  Desa Holdings Corporation and
                      Desa International, Inc.

                                 SCHEDULE 13D/A


CUSIP No. 318216-10-8                                       Page 15 of 15 Pages

                  John W. Childs
                  J.W. Childs Equity Partners, L.P.
                  One Federal Street
                  Boston, MA 02110
                  Principal Employment: J.W. Childs Equity Partners, L.P.


                  Raymond B. Rudy
                  J.W. Childs Equity Partners, L.P.
                  One Federal Street
                  Boston, MA 02110
                  Principal Employment: J.W. Childs Equity Partners, L.P.


                  Adam L. Suttin
                  J.W. Childs Equity Partners, L.P.
                  One Federal Street
                  Boston, MA 02110
                  Principal Employment: J.W. Childs Equity Partners, L.P.


                  Michael Greene
                  UBS Capital LLC
                  Union Bank of Switzerland
                  299 Park Avenue
                  New York, NY 10171
                  Principal Employment: UBS Capital LLC